February 26, 2025

John Stickel, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Bank of Marin Bancorp
Registration Statement on Form S-3
Filed January 27, 2025
File No. 333-284506

Dear Mr. Stickel:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the U.S. Securities Act of 1933, as amended, Bank of Marin Bancorp (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-284506), as amended, be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m., Eastern Daylight Time, on February 28, 2025, or as soon as practicable thereafter.

Please contact Kenneth E. Moore of Stuart | Moore | Staub at (805) 545-8590 or ken@stuartmoorelaw.com with any questions you may have concerning this request. Kindly notify Mr. Moore when this request for acceleration has been granted.

Very truly yours,

/s/ Timothy D. Myers
Timothy D. Myers
President and Chief Executive Officer

cc: Kenneth E. Moore, Esq.